

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 9, 2007

via U.S. mail and facsimile

Mr. Kevin Spence
President and Chief Financial Officer
AquaCell Water, Inc.
10410 Trademark Street
Rancho Cucamonga, CA 91730

> **RE:** **AquaCell Water, Inc.**
> **Form 8-K Item 4.01**
> **Filed May 8, 2007**
> **File # 000-51723**

Dear Mr. Spence:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your reference to the reports of the former accountant on the financial statements of the registrant for each of the two most recent fiscal years. In consideration that you have not filed your Form 10-KSB for the fiscal year ended June 30, 2006, please revise your filing to disclose the specific fiscal years referenced.

2. Amend your filing to indicate whether your Board of Directors approved the resignation of your accountants. Refer to Item 304(a)(1)(iii) of Regulation S-B.

3. Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-B and state whether during the registrant's two most recent fiscal years (disclose specific years) and any subsequent interim period through the date of resignation, declination or dismissal (actual date of change) there were any disagreements with the former

accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise accordingly.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

5. We note that you have not filed your Form 10-KSB for the fiscal year ended June 30, 2006. In addition, you have not filed your Form 10-QSB's for the quarterly periods ended September 30, 2006 and December 31, 2006. We remind you of your reporting obligations under Section 13 of the Securities Exchange Act of 1934 and the filing deadlines of Form 10-KSB and Form 10-QSB. Please also note that a Form 12b-25 is required to be filed when a periodic filing will be filed late. Please tell us when you plan to file all of your delinquent periodic reports.

6. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-B. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please submit your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant